Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

Information Circular IC17-008 February 17, 2017

CBOE Holdings Declares First-Quarter Dividend

>                On Thursday, CBOE Holdings announced that its Board of Directors declared a quarterly cash dividend of $0.25 per share of common stock for the first quarter of 2017.  The first-quarter dividend is payable on March 24, 2017, to common stockholders of record as of March 3, 2017.

CBOE Holdings’ Acquisition of Bats Global Markets Expected to Close February 28

>          Yesterday, CBOE Holdings announced that it expects to complete its acquisition of Bats Global Markets on February 28.

>          Earlier this month, CBOE Holdings received its final remaining regulatory approval from the United Kingdom’s Financial Conduct Authority (FCA), meaning that all U.S. and European regulatory clearances and approvals related to the transaction have been received.

>          For details, see the press release on the CBOE website.

CBOE Mobile App Updated

>          CBOE plans to release an updated version of its state-of-the-art “CBOE Mobile” options app.

>          With this upgrade, the CBOE Mobile app will be available on Android devices and can be downloaded from the Google Play Store.  Current Apple iOS users will be upgraded automatically and new users can also download CBOE Mobile in the App Store.

>          CBOE Mobile features a variety of basic to advanced educational courses, including 75 interactive lesson modules that encourage self-directed learning at a comfortable pace.

Film Crew on Trading Floor

>          Thank you for being so accommodating to the film crew that was shooting on the trading floor this past Tuesday.

>          The crew worked with our Corporate Communications and Marketing teams to capture footage to be used in a new CBOE corporate video (coming soon… stay tuned).

>          We realize a production of this manner can be a disruption to your day, so we greatly appreciate your patience and cooperation.

Less Left Tail Risk for CBOE BFLY Index in Histogram Analysis

>          Investor interest in protection from big losses for portfolios has risen in recent weeks.

>          The average value of the CBOE SKEW Index (SKEW) was 118.4 in the 27 years from 1990 through 2016, but in the past 24 trading days (from January 13 to February 16), the SKEW Index averaged a relatively high 134.7.

>          One of the many strategies used to manage downside risk is the iron butterfly strategy, and a key benchmark for this strategy is the CBOE S&P 500 Iron Butterfly Index (BFLY), which uses S&P 500® (SPX) calls and puts.

>          As shown in the histogram, in the 367 months since mid-1986, the S&P 500 Index had 26 monthly declines of worse than 6% losses, while the BFLY Index had only two such declines.

>          CBOE is providing thousands of investors with more than a dozen histograms on benchmark indexes that use options on the SPX, Russell 2000® (RUT) or CBOE Volatility Index® (VIX®).

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC17-008 February 17, 2017

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME

AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com